FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

January 5, 2018

Item 3.	News Release

A news release issued on January 5, 2018, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announces $200 million bought deal financing.

Full Description of Material Change

Please see attached news release dated January 5, 2018.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President

Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED January 5, 2018.

January 5, 2018	TSX: ACB

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

Aurora Cannabis Announces $200 Million Bought Deal Financing

5.0% Unsecured Convertible Debentures;
Largest Bought Deal Financing in Canadian Cannabis Sector

Vancouver, BC – January 5, 2018 – Aurora Cannabis Inc. – (the “Company” or “Aurora”) (TSX: ACB) announced today that it has entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp. ("Canaccord Genuity"), pursuant to which Canaccord Genuity has agreed to purchase, on a bought deal basis, 200,000 convertible debentures (the “Initial Convertible Debentures”), at a price of $1,000 per Initial Convertible Debenture, for gross proceeds of $200 million (the “Offering”).

Aurora has also granted Canaccord Genuity an option (the "Option"), exercisable up to 30 days after closing of the Offering, to purchase up to an additional 30,000 convertible debentures (the “Additional Convertible Debentures” and, together with the Initial Convertible Debentures, the “Convertible Debentures”) for additional gross proceeds of $30 million. If the Option is exercised in full, the aggregate gross proceeds of the Offering will be $230 million.

The Convertible Debentures will have a maturity date of two years from the closing date of the Offering (the "Maturity Date") and will bear interest from the date of closing at 5.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into common shares of the Company ("Common Shares") at any time prior to the close of business on the last business day immediately preceeding the Maturity Date at a conversion price of $13.05 per Common Share (the "Conversion Price"). The Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the Common Shares be greater than $17.00 for any 10 consecutive trading days.

“This is the largest bought deal financing to date in the Canadian cannabis sector, and represents a tremendous vote of confidence in Aurora’s business strategy, consistent execution and accretive deployment of resources,” said Terry Booth, CEO. “Our unparalleled balance sheet, capital markets strength, and consistently decreasing cost of capital position us ideally to execute on multiple attractive opportunities in Canada and around the world.”

Upon a change of control of the Company, holders of the Convertible Debentures will have the right to require the Company to repurchase their Convertible Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 104% of the principal amount of the Convertible Debentures then outstanding plus accrued and unpaid interest thereon (the "Offer Price"). If 90% or more of the principal amount of the Convertible Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Convertible Debentures at the Offer Price.

The Offering is in the form of a bought deal public offering (i) in each of the provinces and territories of Canada (other than Quebec), (ii) in the United States only to Qualified Institutional Buyers (within the meaning of Rule 144A), and in each case in compliance with the securities laws of the applicable states of the United States, to investors that the underwriters have reasonable grounds to believe and do believe are Qualified Institutional Buyers, and (iii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the Convertible Debentures or Common Shares.

Closing of the Offering is expected to occur on or about January 31, 2018 (the "Closing Date"). The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of Toronto Stock Exchange.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.